SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                         ZENITH NATIONAL INSURANCE CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   989390 109
                                 (CUSIP Number)


                               September 28, 2002
             (Date of Event Which Requires Filing of this Statement)


                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |_|      Rule 13d-1(c)
                  |X|      Rule 13d-1(d)


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CUSIP No.   989390 109                  13G                   Page 2 of 5

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1.       NAMES OF REPORTING PERSONS
         I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  HARVEY L.SILBERT
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                          (a)   / /
                                                                     (b)   / /
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

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NUMBER OF                         5.     SOLE VOTING POWER
SHARES                                   0 shares
BENEFICIALLY
OWNED                             ---------------------------------------------
BY EACH                           6.     SHARED VOTING POWER
REPORTING                                0 shares
PERSON WITH:
                                  ---------------------------------------------
                                  7.     SOLE DISPOSITIVE POWER
                                         0 shares

                                  ---------------------------------------------
                                  8.     SHARED DISPOSITIVE POWER
                                         0 shares
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 shares

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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         / /

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0%

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12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN

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         This Statement constitutes final Amendment No. 4 to the Schedule
13G of Harvey L. Silbert. Mr. Silbert is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13G. On September 28, 2002, the Reporting Person passed away, and therefore no longer beneficially owns any shares of the issuer.

Item 1(a).        NAME OF ISSUER

                  Zenith National Insurance Corp., a Delaware corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  21255 Califa Street, Woodland Hills, California 91367

Item 2(a).        NAME OF PERSON FILING

                  Harvey L. Silbert

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  2121 Avenue of the Stars, 18th Floor
                  Los Angeles, California 90067

Item 2(c).        CITIZENSHIP

                  U.S.A.

Item 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $1.00 per share

Item 2(e).        CUSIP NO.:

                  989390 109

Item 3.           Not applicable.

Item 4.           OWNERSHIP

                  (a)  Amount Beneficially Owned: 0 shares
                  (b)  Percent of Class: 0%
                  (c)  Number of shares as to which the person has:

                      (i)   sole power to vote or to direct the vote: 0
                      (ii)  shared power to vote or to direct the vote: 0
                      (iii) sole power to dispose or to direct the disposition
                            of: 0
                      (iv) shared power to dispose or to direct the disposition of: 0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATIONS

                  Not applicable.


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2002

                                                 /s/ LYNNE GOLDMAN SILBERT
                                                 ------------------------------
                                                 By:    LYNNE GOLDMAN SILBERT
                                                 Title: Co-Trustee

                            CERTIFICATION OF TRUST

                HARVEY L. AND LILLIAN SILBERT 1992 FAMILY TRUST


         The following is a Certification of Trust of the Harvey L. and Lillian Silbert 1992 Family Trust and the sub-trusts created thereunder, as provided in California Probate Code Section 18100.5:

         1. The Harvey L. and Lillian Silbert 1992 Family Trust (the "Trust") was created on June 11, 1992, with Harvey L. Silbert and Lillian Silbert, as the Settlors, and Harvey L. Silbert, as the Trustee.

         2. The Third Restatement of the Harvey L. and Lillian Silbert 1992 Family Trust ("Third Restatement") was executed on April 4, 2002. The Third Restatement superseded all prior amendments and restatements of the Trust.

         3. The original Trustee of the Trust was Harvey L. Silbert who died on September 28, 2002. The successor Trustees now acting are: Kenneth Silbert, Lynne Goldman Silbert and Stanley Zax. Pursuant to Paragraph 2.4 of the Third Restatement, the signature of any Trustee will bind the Trust.

         4. By reason of the death of Harvey L. Silbert, the trust estate has been divided into two separate trusts, namely, the Marital Trust and the Survivor's Trust. The Marital Trust is irrevocable; the Survivor's Trust is revocable and subject to amendment by Lillian Silbert. The Trustees named in the second sentence of Paragraph 3 hereof are the Trustees both of the Marital Trust and the Survivor's Trust. Also as provided in Paragraph 3, above, the signature of any Trustee will bind both the Marital Trust and the Survivor's Trust.

         5. The tax identification number of the Marital Trust is 71-6199974; the tax identification number of the Survivor's Trust is ###-##-####, the social security number of Lillian Silbert.

         6. The powers of the Trustees are set forth in Exhibit A attached hereto and made a part hereof by this reference.

         7. Title to assets should be taken in the name of the Trustees, for example, Kenneth Silbert, Lynne Goldman Silbert and Stanley Zax, as Trustees of the Marital Trust, or as trustees of the Survivor's Trust, as appropriate.

         The Trusts described above have not been modified, revoked or amended in any manner which would cause the representations contained in this Certification of Trust to be incorrect. This Certification of Trust is being signed by all of the currently acting Trustees of the Survivor's Trust.


Dated:   October 28, 2002                      /s/  Kenneth Silbert
                                               --------------------------------
                                               Kenneth Silbert, Trustee





Dated:  October __, 2002                       --------------------------------
                                               Lynne Goldman Silbert, Trustee





Dated:  October __, 2002                       --------------------------------
                                               Stanley Zax, Trustee



         The Trusts described above have not been modified, revoked or amended in any manner which would cause the representations contained in this Certification of Trust to be incorrect. This Certification of Trust is being signed by all of the currently acting Trustees of the Survivor's Trust.


Dated:   October 28, 2002                     /s/  Kenneth Silbert
                                              ---------------------------------
                                              Kenneth Silbert, Trustee





Dated:  October __, 2002                      ---------------------------------
                                              Lynne Goldman Silbert, Trustee





Dated:  October __, 2002                      ---------------------------------
                                              Stanley Zax, Trustee

STATE OF CALIFORNIA       )
                          )  ss.
COUNTY OF CONTRA COSTA    )

On October 28, 2002, before me, T.R. Mortimer, Notary Public, personally appeared Kenneth Silbert, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

         WITNESS my hand and official seal.


                                                     /s/ T.R. Mortimer
                                                -------------------------------
                                                         Signature

(SEAL)


STATE OF CALIFORNIA         )
                            ) ss.
COUNTY OF LOS ANGELES       )

On October __, 2002, before me, ______________________________, a Notary
Public, personally appeared Lynne Goldman Silbert, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

         WITNESS my hand and official seal.


                                                     --------------------------
                                                            Signature


(SEAL)

         The Trusts described above have not been modified, revoked or amended in any manner which would cause the representations contained in this Certification of Trust to be incorrect. This Certification of Trust is being signed by all of the currently acting Trustees of the Survivor's Trust.


Dated:   October 28, 2002                            /s/ Kenneth Silbert
                                                 -----------------------------
                                                 Kenneth Silbert, Trustee





Dated:  October 28, 2002                           /s/ Lynn Goldman Silbert
                                                 -----------------------------
                                                 Lynne Goldman Silbert, Trustee





Dated:  October 28, 2002                             /s/ Stanley Zax
                                                 ------------------------------
                                                 Stanley Zax, Trustee

STATE OF CALIFORNIA         )
                            ) ss.
COUNTY OF CONTRA COSTA      )


On October 28, 2002, before me, T.R. Mortimer, a Notary Public, personally appeared Kenneth Silbert, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

         WITNESS my hand and official seal.


                                                      /s/ T.R. Mortimer
                                                   ----------------------------
                                                          Signature


(SEAL)

STATE OF CALIFORNIA    )
                       ) ss.
COUNTY OF LOS ANGELES  )

On October 28, 2002, before me Leslie Dione Emge, a Notary Public, personally appeared Lynne Goldman Silbert, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity. and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

         WITNESS my hand and official seal.



                                                 /s/ Leslie Dione Emge
                                             ---------------------------------
                                                      Signature


(SEAL)

         The Trusts described above have not been modified, revoked or amended in any manner which would cause the representations contained in this Certification of Trust to be incorrect. This Certification of Trust is being signed by all of the currently acting Trustees of the Survivor's Trust.


Dated:   October __, 2002                        -----------------------------
                                                 Kenneth Silbert, Trustee





Dated:  October __, 2002                         -----------------------------
                                                 Lynne Goldman Silbert, Trustee





Dated:  October 28, 2002                              /s/  Stanley Zax
                                                 ------------------------------
                                                 Stanley Zax, Trustee

STATE OF CALIFORNIA         )
                            ) ss.
COUNTY OF LOS ANGELES       )

On October 28, 2002, before me Ruth Fulgium, a Notary Public, personally appeared Stanley Zax, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

         WITNESS my hand and official seal.




                                                    /s/ Ruth Fulgium
                                               -------------------------------
                                                       Signature


(SEAL)

                                                                     EXHIBIT A


                                  ARTICLE 10

                               POWERS OF TRUSTEE

         In order to carry out the provisions of the trust created by this instrument, and subject to any limitations stated elsewhere herein, the Trustee shall have the following powers in addition to those now or hereafter conferred by law:

         10.1 Power to Invest and Reinvest. To invest and reinvest all or any part of the trust estate in every kind of property, real, personal or mixed, and every kind of investment, including but not limited to, interest bearing accounts, common or preferred stocks, "puts," "calls", options, shares of investment trusts and investment companies, bonds, debentures, mortgages, deeds of trust (including both first deeds of trust and junior encumbrances), mortgage participation, notes, real estate, mutual funds, index funds, and common trust funds (including funds administered by any corporate Trustee acting hereunder), commodities (including precious stones and precious metals), commodities futures contracts, partnership interests (limited and general), joint ventures, limited liability entities, art or art works, or other property as the Trustee in the Trustee's discretion may select; and the Trustee may continue to hold in the form in which received (or the form to which changed by reorganization, split-up, stock dividend, or other like occurrence) any securities or other property the Trustee may at any time acquire under this trust, it being the Settlors' express desire and intention that the Trustee shall have the full power to invest and reinvest the trust funds without being restricted to forms of investment that the Trustee may otherwise be permitted to make by law; and the investments need not be diversified.

         10.2 Power to Hold and to Operate a Business. To continue to hold any property and to operate at the risk of the trust estate any business that the Trustee receives or acquires under the trust as long as the Trustee deems advisable.

         10.3 Power to Manage Securities. To have all the rights, powers, and privileges of an owner with respect to the securities held in trust, including, but not limited to, the powers to vote, give proxies, and pay assessments; to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, and liquidations, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the Trustee may deem advisable; to exercise or sell stock subscription or conversion rights; and to pledge securities or other assets held in trust in connection with the securing of any loan or guarantee hereunder.

         10.4 Power to Hold Securities In Name of Nominee. To hold securities or other property in the Trustee's name as Trustee under this trust, or in the Trustee's own name, in the name of a nominee, if said nominee is a bank, registered securities dealer or similar institution, or the Trustee may hold securities unregistered in such condition that ownership will pass by delivery, and during the lifetime of HARVEY L. SILBERT but not thereafter, to trade securities on margin.

         10.5 Power to Manage, Control, Grant Options, Sell. To manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve, and repair trust property; and except as otherwise provided, to retain, purchase or otherwise acquire unproductive or under-productive property.

         10.6 Power to Lease. To lease trust property for terms within or beyond the term of the trust for any purpose, including exploration for and removal of gas, oil, and other minerals; and to enter into community oil leases, pooling and unitization agreements.

         10.7 Power to Lend to Beneficiary. To lend the principal of the trust to a beneficiary (whether current income beneficiary or remainderman) or to any entity in which a beneficiary of this trust has a substantial direct or indirect interest (including a Settlor's estate after said Settlor's death) on such terms and at such rates of interest as the Trustee shall determine; and to guarantee any loan to a beneficiary hereunder (whether current income beneficiary or remainderman) as the Trustee may deem advisable.

         10.8 Power to Employ Agents and Advisors. To employ any custodian, attorney, accountant, corporate fiduciary, investment advisor or other agent or agents to assist the Trustee in the administration of this trust. Reasonable compensation for all services performed by these agents shall be paid from the trust estate out of either income or principal as the Trustee, in the Trustee's discretion, shall determine and shall not decrease the compensation to which the Trustee is entitled.

         The Settlors recommend (but do not require) that the successor Trustees retain the law firm of CHRISTENSEN, MILLER as counsel to the trust estate and that they retain HARVEY G. JOFFE as accountant for the trust estate.

         10.9 Power to Purchase. To purchase property at its fair market value as determined by the Trustee, in the Trustee's discretion, from the probate estate of either Settlor.

         10.10 Corporate Trustee's Power to Loan or Advance. To loan or advance a corporate Trustee's funds to the trust for any trust purpose, with interest at current rates; to receive security for such loans in the form of a mortgage, pledge, deed of trust, or other encumbrance of any assets of the trust; to purchase assets of the trust at their fair market values determined by an independent appraisal of those assets; and to sell property to the trust at a price not in excess of its fair market value as determined by an independent appraisal.

         10.11 Power to Disclaim or Release Powers. To disclaim or to release or to restrict, permanently or for any period of time, the scope of any power that the Trustee may hold in connection with the trust(s) created under this instrument, whether such power is expressly granted in this instrument or is implied by law. The Trustee shall exercise this power in a written instrument specifying the powers to be disclaimed, released, or restricted and the nature of such restriction, said written instrument to be delivered to the then current-income beneficiaries of the trust in question (or to the parent, guardian, or conservator of a beneficiary who is under legal disability, as the case may be). Any power disclaimed, released, or restricted by the Trustee shall be extinguished except to the extent that the trust expressly provides that such power shall pass to another, or except to the extent that the written instrument with which the Trustee disclaims, releases, or restricts such power states otherwise.

         10.12 Power to Minimize Tax Liabilities. To take any action and to make any election in the Trustee's discretion, to minimize the tax liabilities of this trust and its beneficiaries, and to have the power to allocate the benefits among the various beneficiaries, and the Trustee shall have the power to make adjustments in the rights of any beneficiaries, or between the income and principal accounts, to compensate for the consequences of any tax election or any investment or administrative decision that the Trustee believes has had the effect of directly or indirectly preferring one beneficiary or group of beneficiaries over others.

         No beneficiary, including any income beneficiary or the remaindermen of any trust, shall have any right to recoupment or restoration of any loss the beneficiary may suffer as a result of any tax election made by the Trustee hereunder or by the personal representative of the estate of the Deceased Spouse with respect to the qualification of the Marital Trust for the marital deduction under Section 2056(b)(7) of the Internal Revenue Code or the special election under Section 2652(a)(3) of said Code.

         10.13 Power to Borrow. To borrow money, guarantee loans, and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise, whether such property is owned wholly by the trust or with a co-owner.

         10.14 Power to Commence or Defend Litigation. To commence or defend, at the expense of the trust, such litigation with respect to the trust or any property of the trust estate as the Trustee may deem advisable, and to compromise or otherwise adjust any claims or litigation against or in favor of the trust.

         10.15 Power to Carry Insurance. To carry insurance of such kinds and in such amounts as the Trustee deem advisable, at the expense of the trust, to protect the trust estate and the Trustee personally against any hazard.

         10.16 Power to Distribute in Non-Pro-Rata Shares. To partition, allot, and distribute the trust estate, on any division or partial or final distribution of the trust estate, in undivided interests or in kind, or partly in money and partly in kind, at valuations determined by the Trustee, and to sell such property as the Trustee may deem necessary to make division or distribution. In making any division or partial or final distribution of the trust estate, the Trustee shall be under no obligation to make a pro rata division, or to distribute the same assets to beneficiaries similarly situated; but rather, the Trustee may, in the Trustee's discretion, make a non-pro rata division between trusts or shares and non-pro rata distributions to such beneficiaries, as long as the respective assets allocated to separate trusts or shares, or distributed to such beneficiaries have equivalent or proportionate fair market value. In selecting assets to be distributed in kind or assets to be sold to facilitate such division or distribution, the Trustee shall have absolute discretion as to the consideration to be given to the income tax basis of each asset involved in the selection, and shall also have absolute discretion, but shall not be required, to make adjustments in the rights of any beneficiaries to compensate for the comparative income tax bases of the assets distributed.

         10.17 Power to Allocate Generation-Skipping Tax Exemption. If no Executor or other personal representative of a deceased Settlor has been appointed, to allocate all or any portion of such deceased Settlor's GST tax exemption provided in Internal Revenue Code Section 2631 to the trusts or shares created or distributions made under this instrument upon such Settlor's death in the manner provided herein. The Trustee shall be bound by any allocation of said exemption made by a Settlor or the personal representative of a deceased Settlor, and shall deal with the property of the trust estate in a manner which facilitates the maximum use of said exemption so allocated to any property that is part of the trust estate.

         10.18 Power to Divide Trust or Share. To divide any trust or share established hereunder into two (2) or more separate trusts or shares of equal or unequal value for any valid and legal purpose, including but not limited to for the purpose of creating one or more separate trusts or shares to which the exemption from GST tax under Internal Revenue Code Section 2631 may be allocated. Division of a trust or share shall be made according to the fair market value of the assets thereof at the time of division. The trusts or shares resulting from any such division shall be administered under all the same terms and conditions as the trust or share being divided (except as otherwise specifically provided in this instrument). In any case in which it is intended that the separate trusts or shares will be recognized as such for GST tax purposes, the Trustee, with regard to any pecuniary amount required to be allocated to a separate trust or share, shall satisfy the "appropriate interest" requirement under Treasury Regulation Section 26.2642-2(b)(4) (hereinafter, the "Appropriate Interest Requirement") in one of the manners described in said Regulation, and shall divide the trust or share so as to achieve a "Qualified Severance" under Section 2642(a)(3) and the Regulations under that Section. In determining which method to use in satisfying the Appropriate Interest Requirement in order to obtain the desired Inclusion Ratio for GST tax purposes, the Trustee shall have absolute discretion and shall not be liable for the consequences of any good faith exercise of this discretion. By this Paragraph 10.18, the Settlors intend to confer upon the Trustee a power to divide trusts or shares created hereunder even though the method used by the Trustee may result in the amounts allocated to the various trusts or shares hereunder being different from those which would have been allocated if the Trustee had chosen a different method or had made no division pursuant to this Paragraph 10.18.

         10.19 Power to Pay Storage, Packing, Shipping. Upon the death of the Surviving Spouse, to pay from the trust estate of any trust all storage, packing, shipping, delivery, insurance and other charges relating to the distribution of property from the trust estate, said payments to be treated as an expense of the trust.

         10.20 Powers Subject to Duty. All of the foregoing powers shall be subject to the Trustee's duties to treat equitably both the income beneficiaries and remaindermen of any trust created hereunder. In this connection, the following shall be observed by the Trustee, except to the extent that any provision hereof conflicts with the Trustee's duties pertaining to the Marital Trust:

                  (1) A reasonable reserve for depreciation of all depreciable real property, capital improvements and extraordinary repairs thereto (such as a new roof and new plumbing system) may be charged to income from time to time.

                  (2) A reasonable reserve for depletion of all depletable natural resources including, but not limited to, oil, gas, mineral and timber property may be charged to income from time to time.

                  (3) A reasonable reserve for amortization of all intangible property having a limited economic life including, but not limited to, patents and copyrights may be charged to income from time to time.

                  (4) All distributions by mutual funds and similar entities of gains from the sale or other disposition of property shall be credited to principal.

                  (5) All premiums paid and all discounts received in connection with the purchase of any bond or other obligation shall be amortized by making an appropriate charge or credit to income as the case may be.

         10.21 Powers With Respect To S Corporation Stock. The Trustee shall have the following powers with respect to S Corporation shares hereunder:

         10.21.1 Power to Divide. If S corporation stock is an asset of, or is transferred to, any trust created hereunder, and such trust does not qualify as a "qualified subchapter S trust" as defined in Internal Revenue Code
Section 1361(d)(3) because of the terms of such trust, the Trustee shall segregate and retain such S corporation shares in a separate trust on all the same terms and conditions as the Marital Trust hereunder, provided, however, that if the named beneficiary of such trust is one of the Settlors' issue, such trust shall be administered according to the following terms:

                  (a) All of the income of such trust shall be distributed at least quarterly to one individual who is a citizen or resident of the United States and no Trustee shall have the power to accumulate the income of any such trust. If the individual is a minor, distribution shall be made to the minor's natural guardian as Custodian under the California Uniform Transfers to Minors Act (or any other applicable statute).

                  (b) There shall be only one income beneficiary of such trust.

                  (c) No distribution of principal of such trust may be made to anyone other than such income beneficiary during that beneficiary's lifetime.

                  (d) The income beneficiary's income interest shall end on the earlier of the beneficiary's death or the trust's termination by its terms.

                  (e) If the trust ends during the income beneficiary's lifetime, the Trustee shall distribute all of the trust's assets to that beneficiary outright and free of trust.

                  (f) If the trust has one income beneficiary but contains both S Corporation stock and other assets, the Trustee shall divide the trust into two trusts, one such trust funded with the S Corporation shares and the other such trust funded with the other assets. Each trust shall constitute a separate and independent trust. Any trust funded with the S Corporation stock shall be administered in accordance with subparagraphs (a) through (e) of this Paragraph 10.21.1, above, and the other trust shall be administered in accordance with its terms.

                  (g) If the trust has more than one income beneficiary, the Trustee shall divide the S Corporation shares into as many equal shares as there are income beneficiaries of the trust. Each share shall constitute a separate and independent trust and shall be administered for one such income beneficiary in accordance with subparagraphs (a) through (e) of this Paragraph 10.20.1, above. The other assets of the trust, if any, shall be administered in accordance with its terms. If any Current Income Beneficiary is not a United States citizen or resident, the Independent Power Holder shall direct the Trustee to allocate other assets, instead of the S corporation shares, to a trust for that beneficiary.

         10.21.2 Other Powers. If any S corporation stock is an asset of the trust estate, the Trustee is authorized to do any or all of the following:

                  (i) Consent to a subchapter S election, including consent for the portion of the tax year prior to the date of a Settlor's death;

                  (ii) Terminate the subchapter S election, including, the power to revoke or join in a revocation;

                  (iii) Enter into agreements covering short period allocations;

                  (iv) Enter into agreements for distributions of income, including distributions of subchapter C earnings and profits;

                  (v) Elect installment payment of federal estate taxes and retain S corporation stock during the payment period;

                  (vi) Sell S corporation stock, including sales which qualify under Internal Revenue Code Section 303; and

                  (vii) Distribute S corporation stock to beneficiaries, unequally if necessary, in a manner to preserve the election, including the power to qualify a trust as a qualified subchapter S trust.

         10.22 Powers Regarding Environmental Clean-Up. To prevent, abate, "clean up," or otherwise respond to any actual or threatened violation of any law affecting any property held in any trust created hereunder, and which law is related to the generation, use, treatment, storage, disposal, release, discharge, or contamination by any materials or substances that are prohibited or regulated by law or that are known to pose a hazard to the environment or human health. Such actions may be taken prior to the initiation of enforcement action by any government agency. The Trustee may notify the beneficiaries of any trust created hereunder as to the estimated costs of such response, and such beneficiaries shall have the right to pay for such response costs or authorize payment by the Trustee from the trust estate.

         10.23 Power to Grant Discretionary Investment Authority to Investment Advisor. To employ one or more investment advisors for any trust hereunder. The Trustee may delegate discretionary Investment powers to an investment advisor and shall have no liability for any investment loss caused by any act, neglect, omission, or misconduct of the investment advisor. An investment advisor may be compensated in such amounts, out of principal or income or both, as the Trustee determines. Except as otherwise provided in this Paragraph 10.23, compensation paid to an investment advisor shall not reduce the compensation to which any Trustee may be entitled.